Exhibit 99.1

Date: August 6, 2008	Contact: Wes Phillips

Release: Immediately	Phone: 251-476-2720
EnergySouth, Inc. reports fiscal 2008 third quarter earnings and announces declaration of dividend
Mobile, AL: EnergySouth, Inc. today reported earnings for the fiscal quarter ended June 30, 2008 of $2,668,000, or $0.33 per diluted share, as compared to net income for the quarter ended June 30, 2007 of $1,334,000, or $0.17 per diluted share. Net income for the nine month periods ended June 30, 2008 and 2007 was $13,027,000, or $1.59 per diluted share, and $12,778,000, or $1.59 per diluted share, respectively. The increase in earnings of $0.16 per diluted share for the three-month period was primarily driven by the expansion of the Company’s midstream operations.
Earnings from the Company’s midstream operations for the three months ended June 30, 2008 were $0.31 per diluted share, an increase of $0.14 per diluted share as compared to the same period last year. Earnings for the nine months ended June 30, 2008 were $0.53 per diluted share, a decrease of $0.04 per diluted share as compared to the same period last year. Earnings for each of the three and nine month periods include approximately $0.15 of net gains associated with storage and transportation hedge positions that are required to be marked-to-market. Approximately $0.09 of the $0.15 of net gains is margin not subject to price risk. Earnings also increased for the current year periods as a result of increased revenues associated with the commencement of operations of a third storage cavern in McIntosh, Alabama on April 1, 2008 and additional revenues from short-term storage agreements. These increases were offset by increased operating expenses incurred as a result of the continuing expansion of the midstream operations. The Company acquired assets in Mississippi in November 2007 and is currently developing storage caverns at that location. During the nine months ended June 30, 2008, in addition to the current development activities in Mississippi, expenses also increased in anticipation of the third storage cavern in McIntosh, Alabama that went into service on April 1, 2008 which increased the storage capacity of that facility from 6.0 Bcf to 11.4 Bcf of working gas. Additional compressors which serve the third cavern, as well as existing caverns, went into service in December 2007. Since the compressors are eligible for a fifty percent additional first year tax depreciation allowance under the Gulf Opportunity Zone Act of 2005, the Company will realize tax savings of approximately $4 million. As such, the Company incurred additional net interest expense of $0.06 per diluted share in the current year nine month period that was previously being capitalized and additional depreciation expense of $0.02 per diluted share.
Earnings from the Company’s natural gas distribution business for the quarter ended June 30, 2008 were $0.01 per diluted share, an increase of $0.01 per diluted share as compared to the same prior-year period. Earnings for the nine months ended June 30, 2008 increased $0.05 per diluted share as compared to the same prior-year period. The increase in earnings was driven primarily by a decline in operating expenses during the current-year period. The decrease in expenses for the nine month period ended June 30, 2008 was partially offset by a decrease in margins, defined as revenues less cost of gas and related taxes, due primarily to a decline in consumption by temperature-sensitive customers.
Earnings from other business operations were unchanged for the three months ended June 30, 2008 and decreased $0.01 per diluted share for the nine months ended June 30, 2008 when compared to the same prior-year periods due primarily to a decrease in merchandise sales and related merchandising activities.
The Board of Directors of EnergySouth, Inc., at a meeting held July 25, 2008, declared a quarterly dividend on the outstanding Common Stock of $0.26 per share, to be paid October 1, 2008 to holders of record as of September 15, 2008.
EnergySouth, Inc. is a holding company which has two principal wholly-owned subsidiaries, Mobile Gas Service Corporation and EnergySouth Midstream, Inc. The Company’s natural gas distribution business is conducted by Mobile Gas, which purchases, sells, and transports natural gas to residential, commercial, and industrial customers in Mobile, Alabama and surrounding areas. Mobile Gas also provides merchandise sales, service, and financing. The Company’s natural gas midstream operations are conducted by EnergySouth Midstream, which is the general partner and 90.9% owner of Bay Gas Storage Company, a limited partnership that provides underground storage and delivery of natural gas. EnergySouth Midstream also owns 60% of Mississippi Hub, LLC, a limited liability company engaged in the construction and development of natural gas storage caverns. EnergySouth Services, Inc. is a wholly-owned subsidiary of EnergySouth Midstream engaged in natural gas marketing, trading and risk management activities, and is the general partner and 51% owner of Southern Gas Transmission Company, which is engaged in the intrastate transportation of natural gas.

ENERGYSOUTH, INC.
FINANCIAL RESULTS
(in thousands, except per share data)

Three months ended June 30,	2008	2007
Operating Revenues	$32,356	$23,745
Operating Expenses	$25,971	$20,305
Net Income	$2,668	$1,334

Basic Earnings Per Common Share	$0.33	$0.17

Diluted Earnings Per Common Share	$0.33	$0.17

Nine months ended June 30,	2008	2007
Operating Revenues	$115,599	$109,335
Operating Expenses	$89,236	$84,408
Net Income	$13,027	$12,778

Basic Earnings Per Common Share	$1.61	$1.60

Diluted Earnings Per Common Share	$1.59	$1.59